UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the date of 8 June, 2011

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	8th June 2011

Allied Irish Banks, p.l.c.
Discretionary Coupon Payments
14th June 2011 and 16th June 2011

On 1st December 2009,  in line with EC policy and pending the EC Commission assessment of Allied Irish Banks, p.l.c. ("AIB") [NYSE:AIB] restructuring plan, the Bank announced that it would not make coupon payments on its Tier 1 and Tier 2 capital instruments, unless under a binding legal obligation to do so.

The effect of our decision not to pay the non-cumulative distribution which would otherwise have been payable on 14 December 2009 under the terms of the LP3 Preferred Securities was to trigger the "Dividend Stopper" provisions of those securities, precluding the Bank, for a period of one calendar year from and including 14 December 2009, from declaring and paying any distribution or dividend, inter alia ,on any "Parity Security". A fresh "Dividend Stopper" was triggered by the non-payment of the distribution on the LP3 Preferred Securities which would otherwise have been payable on 14 December 2010 for a further period of one calendar year from that date.

 "Parity Securities" includes the LP 2 Preferred Securities, (on which an annual non-cumulative distribution would otherwise be due on 16 June 2011). A further semi-annual non-cumulative distribution on the LP3 Preferred Securities would otherwise be due on 14 June 2011.

The semi-annual non-cumulative distribution otherwise payable on 14 June 2011 under the terms of the LP 3 Preferred Securities, and the annual non-cumulative distribution otherwise payable on 16 June 2011 under the terms of the LP2 Preferred Securities, will also not be paid on the due dates.

-ENDS-

For further information please contact:

Alan Kelly	Catherine Burke
General Manager, Corporate Services	Head of Corporate Relations & Communications
AIB Group	AIB Group
Dublin 4	Dublin 4
Tel: +353-1-641 2162 email: alan.j.kelly@aib.ie	Tel: +353-1-641 3894 email: catherine.e.burke@aib.ie

Forward-looking statements

This document contains certain "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Exchange Act of 1934, as amended, regarding the belief or current expectations of the Group, AIB's Directors and other members of its senior management about the Group's financial condition, results of operations and business of the Group and certain of the plans and objectives of the Group, including statements relating to possible future write-downs or impairments. In particular, certain statements with regard to management objectives, trends in results of operations, margins, risk management, competition and the impact of changes in Financial Reporting Standards are forward-looking in nature. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward looking statements sometimes use words such as 'may', 'could', 'would, 'will, 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, business strategy, projected costs, capital position, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of AIB and are difficult to predict, that may cause actual results to differ materially from any future results of developments expressed or implied from the forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, changes in economic conditions globally and in the regions in which the Group conducts its business, changes in fiscal or other policies adopted by various governments and regulatory authorities, the effects of competition in the geographic and business areas in which the Group conducts its operations, the ability to increase market share and control expenses, the effects of changes in taxation or accounting standards and practices, acquisitions, future exchange and interest rates, the risk that the Group may not participate in NAMA or that the NAMA Scheme may turn out to be unsuccessful in achieving its goals, the lack of control over the nature, number and valuation of the assets to be transferred to NAMA and the success of the Group in managing these events.

The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report may not occur.

The forward-looking statements speak only as of the date of this document. Except as required by the Irish Financial Regulator, the Irish Stock Exchange, the UK Financial Services Authority, the London Stock Exchange or applicable law, AIB does not have any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, further events or otherwise. AIB expressly disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking statement contained in this document or incorporated by reference to reflect any change in AIB's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                         ALLIED IRISH BANKS, p.l.c.
                (Registrant)

Date 8 June, 2011

             By: ___________________
Paul Stanley
                         Acting Chief Financial Officer
               Allied Irish Banks, p.l.c.